Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Viant Technology Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)
92557A101
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92557A101	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Christopher Vanderhook
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,072,195
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,072,195
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,072,195
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 34.2%
12	Type of Reporting Person IN

CUSIP No. 92557A101	Schedule 13G	Page 2 of 4

ITEM 1.(a)    Name of Issuer:
Viant Technology Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:

2722 Michelson Drive, Suite 100, Irvine, CA 92612.
ITEM 2.(a)    Name of Person Filing:
This statement is filed on behalf of Christopher Vanderhook (the “Reporting Person”).
(b)Address or Principal Business Office:
The business address of the Reporting Person is c/o Viant Technology Inc., 2722 Michelson Drive, Suite 100, Irvine, CA 92612.
(c)Citizenship:

The Reporting Person is a citizen of the United States of America.

(d)Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).
(e)CUSIP Number:

92557A101
ITEM 3.
Not applicable.
ITEM 4.Ownership.

The ownership information below represents beneficial ownership of the shares of Class A Common Stock as of December 31, 2023, based upon 15,541,093 shares of the registrant’s Class A Common Stock outstanding as of November 2, 2023 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2023. The ownership information assumes the redemption of the Class B units of Viant Technology LLC (“Class B Units”) held by the Reporting Persons for shares of the Issuer’s Class A Common Stock on a one-to-one basis.
(a)    Amount beneficially owned:
The Reporting Person may be deemed to beneficially own 8,072,195 shares of Class A Common Stock, including: (i) 31,566 shares of Class A Common Stock held of record by the Reporting Person, (ii) 206,855 shares of Class A Common Stock underlying stock options that are exercisable or will become exercisable within 60 days of December 31, 2023, and (iii) 7,833,774 Class B Units. The Class B Units may be redeemed by the Reporting Person at any time for shares of the Issuer’s Class A Common Stock on a one-to-one basis.

CUSIP No. 92557A101	Schedule 13G	Page 3 of 4

(b)    Percent of class: 34.2%
(c)    Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote: 8,072,195
(ii)Shared power to vote or direct the vote: 0
(iii)Sole power to dispose or to direct the disposition of: 8,072,195
(iv)Shared power to dispose or to direct the disposition of: 0
ITEM 5.Ownership of Five Percent or Less of a Class.
Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.Identification and Classification of Members of the Group.

The Reporting Person acknowledges and agrees that he is acting as a “group” with Capital V LLC and Timothy Vanderhook within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, as of the date hereof, such a “group” would be deemed to beneficially own an aggregate of 44,595,493 shares of Class A Common Stock, or 74.2% of the Class A Common Stock of the Issuer calculated pursuant to Rule 13d-3 of the Exchange Act.
ITEM 9.Notice of Dissolution of Group.
Not applicable.
ITEM 10. Certification.
Not applicable.

CUSIP No. 92557A101	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2024

Christopher Vanderhook

By:    /s/ Christopher Vanderhook